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FUND                                                     PRESS
AMERICAN                                                 RELEASE
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                                                         CONTACT: Terry Baxter
                                                         603-640-2229






                    FUND AMERICAN ANNOUNCES PRELIMINARY RESULTS OF
                           DUTCH AUCTION CASH TENDER OFFER



HANOVER, New Hampshire, December 3, 1997 -- Fund American Enterprises Holdings, Inc. announced today that, based on a preliminary count by the depositary for the offer, a total of 370,289 shares of the Company's common stock have been tendered to the Company pursuant to its offer to purchase up to 1,000,000 shares at prices not greater than $125.00 nor less than $105.00 net per share. The offer expired at midnight yesterday, December 2, 1997.

The Company has accepted for purchase all 370,289 shares at a price of $125.00 per share and expects to pay the purchase price upon receipt of all guaranteed delivery shares which is expected to occur within approximately three business days.

Fund American is listed on the New York Stock Exchange under the symbol FFC. The depositary and information agent for the offer is First Chicago Trust Company of New York, telephone number 800-409-7443.

















                 FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                             80 SOUTH MAIN STREET
                         HANOVER, NEW HAMPSHIRE 03755